

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2013

Via E-mail
Beth Summers
Chief Financial Officer
Just Energy Group Inc.
6345 Dixie Road, Suite 200
Mississauga, Ontario, Canada L5T 2E6

> **Re: Just Energy Group Inc.**
> **Form 40-F for the year ended March 31, 2013**
> **Filed May 31, 2013**
> **File No. 001-35400**

Dear Ms. Summers:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the year ended March 31, 2013

General

1. Please provide us with your analysis as to why you believe you qualify as a foreign private issuer eligible to use Form 40-F. Please base your analysis on of the definition of "foreign private issuer" in Rule 405 of Regulation C. Please see General Instructions A(2) of Form 40-F.

Exhibit 1.2

Management's Discussion and Analysis, page 1

Financial Highlights, page 4

2. We note that the amount shown for dividends/distributions does not agree to your Statements of Cash Flows. Please advise or revise.

EBITDA, Page 9

3. Please explain in detail how you determined the portion of selling and marketing expenses associated with maintaining gross margin versus selling and marketing expense to add gross margin. Please reconcile these amounts with the amounts shown on page 9 and 10 for fiscal 2013 and 2012. Please tell us how you view selling and marketing expense incurred to obtain new customers and specifically whether such expenditures are only for the addition of customers net of attrition and "fail to renew" customers as stated on page 21.   You may also want to define for us "embedded gross margin." Finally, help us understand in detail how you determined "maintenance" capital expenditures and why it is such a small percentage of total capital expenditures. Please be detailed in your response as we may have further comments.

4. Please help us understand how adjusted EBITDA, Base EBITDA, Embedded Gross Margin and Funds from Operations for continuing operations are acceptable non-GAAP measures under CSA Staff Notice 52-306. Please be detailed in your analysis.

2013 Compared with 2012, page 13

5. Please revise your discussion of results of operations to provide more insight to your investors regarding the factors contributing to the increases or decreases in the components of your net income. Please address the following items:

    •   When you identify more than one reason for an increase or decrease in the components of net income, please quantify, to the extent possible, the effect of each different reason.

    •   When you identify intermediate causes of changes in your statement of operations line items, such as the increase in customer base, please provide your readers with insight into the underlying drivers of those changes.

    •   To the extent that the financial statements disclose material increases in revenues, provide a narrative discussion of the extent to which such increases are attributable to increases in prices, increases in the volume or amount of goods sold, acquisitions, or the introduction of new products or services.

Gas, page 19

Canada, page 19

6. We note your statement that the decline in realized GM/RCE is almost entirely attributable to financial reconciliations in the first half of fiscal 2013 to offset under consumption in the warm winter of fiscal 2012. Please explain this statement to us in more detail with a view toward whether "financial reconciliations" affect the appropriate timing of the recognition of the impacts of the underlying physical flow of gas.

Just Green, page 21

7. We note your statements that Grant Thornton LLP conducted a review of your Renewable Energy and Carbon Offsets Sales and Purchases Report validating the match of your renewable energy and carbon offset purchases against customer contracts. Please tell us whether any report was issued by Grant Thornton and whether such report could be considered a third party expert report or opinion and whether you intended to make reference to such opinion or report by your reference to Grant Thornton. To the extent these statements have been incorporated by reference into registration statements on Forms F-3 and F-10, you should consider whether a consent to the use of Grant Thornton's report is necessary. Alternatively, you could elect to not make reference to Grant Thornton. Also refer to General Instruction D.9 to Form 40-F.

Critical Accounting Policies, page 33

8. Please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different reasonably likely assumptions were applied. For example, if reasonably likely changes in an assumption used in testing your goodwill for impairment or determining the fair value of your derivative financial instruments would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonably outcomes should be disclosed and quantified.   Refer to Section V of our Release No. 33-8350.

Controls and Procedures, page 44

Disclosure controls and procedures, page 44

9. We note that your "disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to the Company's management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure." Please note that if you choose to define disclosure controls and procedures that you should do so exactly as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act of 1934. Alternatively, you are not required to define disclosure controls and procedures in your disclosure of the conclusions of your principal executive and principal financial officers regarding the effectiveness of disclosure controls and procedures. In future filings, please revise your disclosure to encompass the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e), or simply state, if true, that such officers concluded that your disclosure controls and procedures were effective as of the end of the period covered by the report. Refer to General Instruction 6(b) of Form 40-F.

Exhibit 1.3

Note 3. Significant Accounting Policies, page 7

(w) Selling and marketing expenses and contract initiation costs, page 17

10. We note that you capitalize contract initiation costs and amortize them into selling and marketing expenses over the term for which the associated revenue is earned. Please explain to us the accounting guidance in IFRS upon which your accounting is based and how you determined that these costs meet the criteria to be recognized as an intangible asset.

Note 14. Shareholders' Capital, page 43

11. Please revise future filings to include the number of shares authorized, par value per share or that shares have no par value, and the rights, preferences and restrictions attaching to that class including restrictions on the distribution of dividends and the repayment of capital. Refer to paragraph 79 of IAS 1.

Note 15. Share-based Compensation Plans, page 44

12. Please disclose or tell us where you have disclosed the following information:

- For your restricted share grants and deferred share grants granted during the period, the number and weighted average fair value of those equity instruments at the measurement date, and information on how that fair value was measured. Refer to paragraph 47b of IFRS 2.

- Information that enables users of the financial statements to understand the effect of share-based payment transactions on the entity's profit or loss for the period and on its financial position. Refer to paragraph 50 of IFRS 2.

<u>Note 22. Earnings (Loss) Per Share, page 61</u>

13. Please revise to provide the basic and diluted earnings per share for the discontinued operation. Refer to paragraph 68 of IAS 33.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535 if you have questions regarding any other comments.

Sincerely,

/s/ James Allegretto

James Allegretto
Sr. Assistant Chief Accountant